UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 11-K

     [X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2004

                                    Or

     [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

                     Commission file number 000-50901

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Home Federal Savings and Loan Association of Nampa
                             401(k) Savings Plan

       B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Home Federal Bancorp, Inc.
                         500 12th Avenue South
                         Nampa, Idaho 83651

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Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan became effective as of October 1, 2004. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended, December 31, 2004 and 2003.

(b)  Exhibit 23

     Consent of Independent Registered Public Accounting Firm

                                    2

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                               SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   HOME FEDERAL SAVINGS AND LOAN
                                   ASSOCIATION OF NAMPA 401(k) SAVINGS PLAN


Date:  June 27, 2005               By:  /s/ Daniel L. Stevens
                                        --------------------------------
                                        Daniel L. Stevens
                                        Administrator

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                        HOME FEDERAL SAVINGS AND LOAN
                            ASSOCIATION OF NAMPA
                            401(K) SAVINGS PLAN
                        INDEPENDENT AUDITOR'S REPORT
                                     AND
                           FINANCIAL STATEMENTS
                        DECEMBER 31, 2004 AND 2003

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TABLE OF CONTENTS
==============================================================================

REPORT OF INDEPENDENT REGISTERED PUBLIC COMPANY ACCOUNTING FIRM           1

FINANCIAL STATEMENTS
   Statement of net assets available for benefits                         2
   Statement of changes in net assets available for benefits              3
   Notes to financial statements                                        4-9

SUPPLEMENTAL INFORMATION
   Schedule H, Line 4a - Schedule of delinquent participant
      contributions                                                      10
   Schedule H, Line 4i - Schedule of assets (held at end of year)        11

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REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Home Federal Savings and Loan Association
   of Nampa 401(K) Savings Plan
Boise, Idaho

We have audited the accompanying statements of net assets available for Plan benefits of Home Federal Savings and Loan Association of Nampa 401(K) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for Plan benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Home Federal Savings and Loan Association of Nampa 401(K) Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for Plan benefits for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/Moss Adams LLP

Spokane, Washington
June 2, 2005

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
------------------------------------------------------------------------------

                                                  December 31,
                                       --------------------------------
                                         2004                    2003
                                       --------------------------------


  INVESTMENTS
   Pooled separate accounts            $2,231,516            $2,707,473
   Common stock                         1,663,766                     -
                                       ----------            ----------

     Total investments                  3,895,282             2,707,473
                                       ----------            ----------

   Contributions receivable                21,516                 7,506
                                       ----------            ----------

   Participation loans                     26,796                23,577
                                       ----------            ----------
   Cash                                    20,442                     -
                                       ----------            ----------
     NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                          $3,964,036            $2,738,556
                                       ==========            ==========



                                                                         2

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                                                                      BENEFITS
------------------------------------------------------------------------------

                                           Year Ended December 31,
                                          ------------------------
                                              2004          2003
                                          ------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
  Interest and dividends                  $    4,807    $    7,431
  Net appreciation of fair value of
   investments                               544,552       432,617
                                          ----------    ----------

                                             549,359       440,048
                                          ----------    ----------
 Contributions:
  Participants                               381,099       362,797
  Employer matching                          154,009       135,950
  Rollovers                                  314,809         6,589
                                          ----------    ----------

                                             849,917       505,336
                                          ----------    ----------

   Total additions                         1,399,276       945,384
                                          ----------    ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants               173,109       140,518
 Administrative expenses                         687         1,015
                                          ----------    ----------
    Total deductions                         173,796       141,533
                                          ----------    ----------

    NET INCREASE                           1,225,480       803,851


NET ASSETS AVAILABLE FOR PLAN BENEFITS
 Beginning of year                         2,738,556     1,934,705
                                          ----------    ----------

 End of year                              $3,964,036    $2,738,556
                                          ==========    ==========



                                                                        3

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments:
Investments are stated at fair value. Quoted market prices are used to value shares of common stock. Units of pooled separate accounts are valued at accumulation unit values (consisting of the account's performance at year end plus applicable dividend income less administrative expenses). Participant loans are valued at their outstanding balances, which approximate fair value.

Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for Plan benefits consists of both realized and unrealized gains and losses on those investments.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

Note 2 - Plan Description

General:
The following description of the 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

General (continued):
The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of the Bancorp. The Plan is subject to federal laws, such as the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code, and other applicable federal and state laws. The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service (IRS) or Department of Labor
(DOL).

Amendments:
Beginning in 2004, an eligible participant will automatically defer 3% of included compensation for each payroll period, unless the eligible participant makes a contrary salary reduction agreement election on or after plan entry date. This automatic deferral election only applies to those employees who become eligible participants on or after July 1, 2004.

Eligibility:
Eligible employees may participate in the Plan once the service requirements described below are met.

The service requirement for matching contributions is one year of service. A year of service will have been completed if, at the end of twelve consecutive months of employment, at least 1000 hours of service have been performed. If 1000 hours of service have not been completed by the end of twelve consecutive months of employment, a year of service will have been completed at the end of any following plan year during which 1000 hours of service are performed.

For purpose of salary deferrals, there is no service requirement for eligibility to participate. Thus, for all employees other than excluded employees, participation with respect to those contributions can begin upon hire.

Contributions:
Participants in this Plan may elect to reduce their compensation by a specific percentage or dollar amount and have that amount contributed to the Plan on a pre-tax basis as a salary deferral, subject to IRS limitations. Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers a variety of pooled separate accounts and Home Federal Bancorp common stock.

Matching or discretionary contributions are made at the discretion of the Bancorp's Board of Directors. Matching contributions equal to a discretionary percentage of salary deferrals will be determined each year. The Administrator will determine the amount of the matching contribution made to the Plan on the participant's behalf. The Bancorp elected to make matching contributions of $146,737 and $135,950 during the years ended December 31, 2004 and 2003, respectively.

                                                                            5

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 2 - Plan Description (Continued)

Vesting:
Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon.

The vested percentage in a participant's account attributable to the matching contributions is determined under the following schedule and is based on vesting years of service. A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

                            Vesting Schedule
                     Profit Sharing Contributions

             Years of Service                Percentage
        --------------------------        ----------------
            Less than 2 years                     0%
            2                                    20%
            3                                    40%
            4                                    60%
            5                                    80%
            6                                   100%


Participant's accounts:
Each participant's account is credited with the participant's contribution and the allocation of the Bancorp's contributions and net plan earnings, and charged with a $5.00 annual fee for Morningstar investment services. Earnings allocations are based on participant investment balances. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested balance.

Forfeitures:
If a participant is not vested or is partially vested in their account balance when they leave, the non-vested portion of their account balance will be forfeited on the earlier of:

       a) the distribution of their entire vested account balance, or

       b) five consecutive one-year breaks in service

Forfeitures of matching contributions are reallocated as discretionary matching contributions. If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

Forfeited balances of terminated participants' accounts are considered a reduction of discretionary employer contributions. Forfeitures available for the reduction of discretionary employer contributions were $6,950 and $1,071 for the years ended December 31, 2004 and 2003, respectively.

                                                                            6

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 2 - Plan Description (Continued)

Payment of benefits:
On termination of employment due to retirement, death, or disability, a participant or his/her heirs may elect to receive an amount equal to the value of the participant's vested interest in his or her account in lump-sum amounts, installments, or annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. At December 31, 2004, there were $124,741 of distributions requested but not yet remitted. There were no distributions requested but not yet remitted to the participants at December 31, 2003.

Plan termination:
Although it has not expressed any intent to do so, the Bancorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Bancorp.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Bancorp.

Note 3 - Investments

The following tables present the fair values of investments at December 31, 2004 and 2003. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                2004
                                                             ----------
Pooled Separate Accounts:
 ING VP Money Market                                          $ 274,560
 American Balanced                                              542,134
 Fidelity VIP II Contrafund                                     205,498
 Other pooled separate accounts                               1,209,324
                                                            -----------

    Total pooled separate accounts                            2,231,516
                                                            -----------
Common Stock:
 Home Federal Bancorp                                         1,663,766
                                                            -----------
    Total                                                   $ 3,895,282
                                                            ===========




                                                                            7

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 3 - Investments (Continued)

                                                             2003
                                                         ----------
Pooled Separate Accounts:
 ING VP Money Market                                     $  162,328
 ING BP Strategic Alloc Bal                                 558,072
 ING VP Index Plus Large Cap                                199,567
 Pioneer Fund                                               158,292
 Fidelity VIP II Contrafund                                 268,961
 Fidelity Advisor Mid Cap                                   268,110
 ING VP Index Plus Small-Cap                                184,408
 Other pooled separate accounts                             907,735
                                                         ----------

   Total                                                 $2,707,473
                                                         ==========

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                              2004           2003
                                            ---------      ---------

Pooled separate accounts                    $ 206,395      $ 432,617
 Common stock                                 338,157              -
                                            ---------      ---------
   NET APPRECIATION OF FAIR VALUE OF
     INVESTMENTS                            $ 544,552      $ 432,617
                                            =========      =========


Note 4 - Parties in Interest

Certain Plan investments are shares in the Bancorp common stock. These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

Certain Plan investments are shares of pooled separate accounts managed by ING. ING is the Trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions.

Note 5 - Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits per the Form 5500 at December 31, 2004 and 2003, reconciles to the financial statements.

                                                                            8

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 6 - Subsequent Event

On February 23, 2005, the Board of Trustees approved the name change of the Home Federal Savings and Loan Association of Nampa 401(K) Savings Plan to Home Federal Bank 401(k) Savings Plan.

                                                                            9

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                            HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                           401(K) SAVINGS PLAN
                      SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT
                                                                 CONTRIBUTIONS
------------------------------------------------------------------------------

Plan's Sponsor EIN:    82-0127850
Plan Number:           002

       Participant Contributions           Total that Constitute Nonexempt
        Transferred Late to Plan               Prohibited Transactions
---------------------------------------  -------------------------------------

                $686                                    $686



                                                                            10

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
                                                        HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                                                                                       401(K) SAVINGS PLAN
                                            SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
----------------------------------------------------------------------------------------------------------

Plan's Sponsor EIN:  82-0127850
Plan Number:         002

                                                   (c)
                                          Description, Including
                                              Maturity Date                 December 31, 2004
                      (b)                  Rate of Interest, Par,      --------------------------
          Identity of Issue, Borrower,  Maturity Value, Number of         (d)            (e)
  (a)      Lessor, or Similar Party             Shares                    Cost      Current Value
 -----    ---------------------------   --------------------------     ---------   --------------
  *        ING Fixed                      Pooled separate accounts         **           $ 65,002
  *        ING VP Money Market            Pooled separate accounts         **            274,560
  *        ING Government                 Pooled separate accounts         **             43,817
  *        ING VP Bond                    Pooled separate accounts         **             52,154
           Templeton Global Bond          Pooled separate accounts         **             46,264
           American Balanced              Pooled separate accounts         **            542,134
  *        ING VP Index Plus Large Cap    Pooled separate accounts         **            180,572
           Oppenheimer Main Street        Pooled separate accounts         **             58,706
           Pioneer Fund                   Pooled separate accounts         **            102,305
           Washington Mutual Investors    Pooled separate accounts         **             29,336
           Fidelity VIP II Contrafund     Pooled separate accounts         **            205,498
           MFS Capital Opportunities      Pooled separate accounts         **             56,627
           Fidelity Advisor Mid Cap       Pooled separate accounts         **            167,509
           Franklin Small-Mid Cap Growth  Pooled separate accounts         **             55,232
  *        ING Am Cent Sm Cap             Pooled separate accounts         **              8,821
  *        ING Baron Small Cap            Pooled separate accounts         **             29,496
  *        ING VP Index Plus Mid-Cap      Pooled separate accounts         **              4,993
  *        ING VP Index Plus Small-Cap    Pooled separate accounts         **             81,331
           Lord Abbett Mid-Cap            Pooled separate accounts         **            129,854
  *        ING Oppenheimer Glob Port      Pooled separate accounts         **             56,927
  *        ING VP Int'l Value             Pooled separate accounts         **             40,378
                                                                                     -----------

                                                                                       2,231,516
                                                                                     -----------
          Common stock:
  *        Home Federal Bancorp           132,571 shares,                              1,663,766
                                                                                     -----------

  *        Participant loans              6.75%                                           26,796
                                                                                     -----------

                                                                                     $ 3,922,078
                                                                                     ===========
  * - A party in interest, as defined by ERISA.
  ** - The cost of participant-directed investments is not required to be disclosed.


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                               Exhibit 23

           Consent of Independent Registered Public Accounting Firm

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           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (registration statement number 333-121085, filed December 8, 2004) of Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan of our report dated June 2, 2005, relating to the financial statements of Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan, which appear in Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan'sAnnual Report (Form 11-K) as of and for the year ended December 31, 2004.

  /s/ Moss Adams LLP

Spokane, Washington
June 27, 2005


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